THE ALKALINE WATER COMPANY INC.
7730 E. Greenway Road Ste. 203
Scottsdale, AZ 85260

February 9, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Division of Corporation Finance

Dear Sirs:

Re:	The Alkaline Water Company Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-209124

In connection with the Company’s Registration Statement on Form S-1, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:00 p.m. (Eastern time), Thursday, February 11, 2016 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that

  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Steven Nickolas
Steven Nickolas
President, Chief Executive Officer and Director